                             RICHARDSON & PATEL LLP
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                          LOS ANGELES, CALIFORNIA 90024
                            TELEPHONE (310) 208-1182
                               FAX (310) 208-1154

                               September 30, 2004

VIA EDGAR CORRESPONDENCE & FACSIMILE
------------------------------------

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 04-04
Washington, D.C. 20549-0404
Attn: Mark Austin

                  RE: SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC. FORM SB-2FILED AUGUST 6, 2004
                           FILE NO. 333-117994

Dear Mr. Austin:

         On behalf of Sub Surface Waste Management of Delaware, Inc. (the "Company"), we hereby transmit by EDGAR pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission's letter, dated September 3, 2004, in connection with the Commission's review of the Company's Registration Statement on Form SB-2 filed on August 6, 2004 (the "Registration Statement"). For the convenience of the staff, each comment is repeated verbatim with the Company's response immediately following.

GENERAL
-------

1. Please update your disclosure as of the most recent practicable date.

         RESPONSE: We have revised our disclosures as of the most recent practicable date, including updating our financial statements as required by Item 310(g) of Regulation S-B.

2. We note that during the term of the equity line agreement, Fusion has the ability, in its discretion, to convert any or all of the bridge loan to common shares and exercise warrants for common shares that are being registered for resale on this registration statement. Note that we believe that agreements that give investors the right to acquire additional securities at the same time or after the issuer exercises its "put" may give investors the ability to make investment decisions that render the investor not irrevocably bound and the transaction incomplete. SEE March 31, 2001 update to our Current Issues Outline. Please tell us what consideration you have given to this issue. We may have additional comments upon review of your response.

Division of Corporate Finance
Securities and Exchange Commission
Attn: Mark Austin
September [____], 2004
Page 2


         RESPONSE: The warrants were issued concurrently with the execution of the common stock purchase agreement and loan agreement, respectively, and prior to the Company filing the Registration Statement. In addition, the warrants contain customary terms, such as a fixed exercise price, and do not represent another security disguised as warrant. The Company believes that Fusion Capital's investment decision was made prior to the Company filing the Registration Statement, specifically at the time it entered into the common stock purchase agreement and the loan agreement. Moreover, that the Company does NOT believe that the warrants render Fusion Capital not irrevocably bound nor the transaction incomplete.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
-------------------------------------------------

3. Please revise your disclosure to eliminate the reference to the safe harbor provisions of the Private Securities Litigation Reform Act, as they do not apply to forward-looking statements by issuers of penny stock. Please make similar revisions on page 38.

         RESPONSE: We have revised the Registration Statement to eliminate the references to the safe harbor provisions of the Private Securities Litigation Reform Act.

SUMMARY INFORMATION, page 1
--------------------

4. We note that you are registering for resale a total of 9,800,000 shares on behalf of Fusion Capital. Please revise your disclosure to provide a breakdown of how many Commitment Shares, Warrant Shares and Purchase Shares you are registering pursuant to the Registration Rights Agreement with Fusion Capital.

         RESPONSE: We have revised the Registration Statement to disclose a breakdown of how many Commitment Shares, Warrant Shares and Purchase Shares the Company is registering pursuant to the Registration Rights Agreement with Fusion Capital.

RISK FACTORS, page 3
-------------

5. Several of your risk factors include the phrases "there can be no assurance" or "we cannot assure you." The real risk is that the event will happen, not your inability to assure the reader. Please revise so that the significant, underlying risk to the Company and its investors is clear.

Division of Corporate Finance
Securities and Exchange Commission
Attn: Mark Austin
September [____], 2004
Page 3


         RESPONSE: We have revised the risk factors to clarify the actual risks to investors.

THE SALE OF OUR COMMON STOCK TO FUSION CAPITAL MAY CAUSE DILUTION, page 9
-----------------------------------------------------------------

6. Please revise your disclosure to state that by periodically selling shares into the market, Fusion Capital could sell more than 9.9% of your outstanding shares.

         RESPONSE: We have revised the risk factors to disclose that Fusion Capital could sell more than 9.9% of our outstanding shares of common stock.

7. Please also revise this risk factor to clarify that there may be substantial dilution to existing shareholders in the event your stock price declines and you are required to issue more shares than estimated to raise funds under the equity line.

         RESPONSE: We have revised the risk factor to discuss the possibility of substantial dilution to existing shareholders in the event our stock price declines and the Company elects in its sole discretion to issue more shares under the equity line than estimated in the Registration Statement. We have clarified that the Company is not required to issue or register more shares under the common stock purchase agreement.

THE MARKET PRICE OF OUR COMMON SHARES IS PARTICULARLY VOLATILE, page 11
--------------------------------------------------------------

8. We note the disclosure in the first paragraph of this risk factor regarding acceptance of your proprietary technology as a viable method of augmenting the immune response of clearing viruses and toxins from human blood. However, we do not see a corresponding discussion in the Description of Business section. Please revise or advise.

         RESPONSE: The reference to our proprietary technology "as a viable method of augmenting the immune response" was an error and does not apply to this Company. We have revised the risk factor to correctly discuss how the volatility in the price of our common shares may be affected by certain factors specific to our Company.

USE OF PROCEEDS, page 14
----------------

9. Please revise this section to provide more specificity with regard to your intended use of proceeds.

Division of Corporate Finance
Securities and Exchange Commission
Attn: Mark Austin
September [____], 2004
Page 4


RESPONSE: The Company cannot anticipate the amount of proceeds it will receive from the sale of the shares to Fusion Capital under the common stock purchase agreement because it will depend on the market price at the time the shares are sold to Fusion Capital. However, we have revised the Registration Statement to disclose that we may use up to $300,000 of our proceeds to purchase capital equipment, up to $500,000 for capital to increase the Company's technical services capability and that the remainder will be used working capital and general corporate purposes. In addition, we have revised the Registration Statement to disclose that although, we may receive up to $6.0 million from the sale of our common stock under the common stock purchase agreement, we are only registering 5,700,000 shares. Accordingly, we can only receive proceeds from the sale of up to 5,700,000 shares, which is dependent on the market price of our shares, unless we file a new Registration Statement, which we have the right but not the obligation to do, and have it declared effective by the SEC.

10. Please revise your disclosure to clearly state the amount and use of proceeds that you expect to raise in this offering pursuant to the Purchase Shares that are being registered assuming various market prices. Please consider using a tabular format.

         RESPONSE: As stated in response number 9, the Company cannot anticipate the amount of proceeds it will receive from the sale of the shares to Fusion Capital under the common stock purchase agreement because it will depend on the market price at the time the shares are sold to Fusion Capital. We have revised the Registration Statement to disclose our use of proceeds with more specificity. In addition, we have revised the table in the section "The Fusion Transaction - PURCHASE OF SHARES UNDER THE COMMON STOCK PURCHASE AGREEMENT," to disclose the amount of proceeds that we may raise by selling the shares being registered assuming various market prices and have included a cross-reference to that table under the Use of Proceeds.

11. Please also disclose that in order to receive any additional advances under the equity line, beyond what you receive upon the sale of the shares currently being registered, you will have to file a new registration statement.

         RESPONSE: We have revised the Registration Statement to disclose that we must file a new Registration Statement in order to sell shares, beyond the shares currently being registered, under the equity line.

THE FUSION TRANSACTION, page 15
-----------------------

12. Please revise your disclosure to state, if true, that Fusion Capital intends to promptly sell any shares received pursuant to the Common Stock Purchase Agreement.

Division of Corporate Finance
Securities and Exchange Commission
Attn: Mark Austin
September [____], 2004
Page 5

         RESPONSE: After the Company's discussion with Fusion Capital, it is not our understanding that Fusion Capital intends to promptly sell the shares purchased pursuant to the Common Stock Purchase Agreement.

13. Please revise your disclosure to clarify, based on a recent market price and the number of Purchase Shares that you are registering, the maximum amount that you will be able to raise pursuant to shares registered on this registration statement. Please also disclose that to raise additional amounts under the Common Stock Purchase Agreement, you will need to file a new registration statement.

         RESPONSE: We have revised the Registration Statement to disclose the maximum amount of money that we will be able to raise pursuant to the sale of the shares registered on this Registration Statement, based on a recent market price and the number of shares currently being registering.

14. We note that your agreement with Fusion Capital states that in the Company will not effect any sale that would cause Fusion or its affiliates to own in excess of 9.9% of your outstanding common stock. Please note that the determination of affiliate status is not based upon any "bright-line" test regarding percentage ownership.

         RESPONSE: We are aware that the determination of affiliate status is not based upon any "bright-line" test regarding percentage ownership.

15. We note that you estimate the maximum number of shares that you will sell to Fusion Capital under the Common Stock Purchase Agreement is 12 million shares, assuming Fusion purchases all $6.0 million of common stock. Please revise this disclosure based on recent share prices.

         RESPONSE: We have revised the disclosure to reflect that the company is registering 5,700,000 shares under the common stock purchase agreement. The Company does not anticipate registering more shares thereunder. However, the Company does have the right, but not the obligation, to register more shares under the common stock purchase agreement.

16. We note that in the event the 9.9% limitation is reached, Fusion would still be obligated to pay $12,500 on each trading day, unless the common stock purchase agreement is suspended. Please revise your disclosure to discuss how and when Fusion will receive its shares once its ownership position falls below the 9.9% threshold. We note the statement in Section 1(d)(1) of the equity line agreement and on page 15 of the prospectus that if Fusion reaches the 9.9% limitation and then subsequently falls below it. Fusion will have the "right" to acquire additional shares. Revise your disclosure to discuss this right, including for example, what Fusion has to do to exercise it. Also explain whether this means that Fusion has the right to purchase shares in consideration for amounts that it paid during periods when it was above the 9.9% threshold. We may have additional comments upon review of your response.

Division of Corporate Finance
Securities and Exchange Commission
Attn: Mark Austin
September [____], 2004
Page 6


         RESPONSE: We have revised the Registration Statement to discuss Fusion Capital's rights, and the applicable procedures, if the Company sells shares under the equity line during periods when Fusion beneficial ownership exceeds the 9.9% threshold.

17. Supplementally advise us why you are registering the Commitment Shares when
Section 4(f) of the Common Stock Purchase Agreement appears to prohibit sales of such securities for a period of two years.

         RESPONSE: The Commitment Shares may be sold by Fusion Capital if an event of default occurs or if the common stock purchase agreement is terminated.

NO VARIABLE PRICES FINANCINGS, page 18
------------------------------

18. Please revise your disclosure to define the terms "variable priced equity" and "variable priced equity-like securities."

         RESPONSE: We have revised the disclosure to reference examples of "variable priced equity" and "variable priced equity-like securities," such as securities which (i) are convertible into or exchangeable for an indeterminate number of shares of common stock, (ii) are convertible into or exchangeable for common stock at a price which varies with the market price of the common stock, (iii) directly or indirectly provide for any "re-set" or adjustment of the purchase price, conversion rate or exercise price after the issuance of the security, or (iv) contain any "make-whole" provision based upon, directly or indirectly, the market price of the common stock after the issuance of the security, in each case, other than reasonable and customary anti-dilution adjustments for issuance of shares of common stock at a price which is below the market price of the common stock.

SELLING SECURITY HOLDERS, page 19
-------------------------

19. Please supplementally identify any selling shareholders who are broker-dealers, or affiliates of broker-dealers. For each selling shareholder that is a broker dealer, revise your disclosure to state that they ARE underwriters. If any of the selling shareholders are affiliates of broker-dealers please state, if true, that they:

         -        purchased in the ordinary course of business; and

Division of Corporate Finance
Securities and Exchange Commission
Attn: Mark Austin
September [____], 2004
Page 7


         - at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

         RESPONSE: Except for Mark A. Holmstedt, the Company believes that none of the selling shareholders are broker-dealers nor affiliates of broker-dealers. Mr. Holmstedt has represented to the Company in writing that he is an affiliate of a broker-dealer, and that he bought the registrable securities in the ordinary course of business, and at the time of the purchase of the registrable securities to be resold, he had no agreements or understandings, directly or indirectly, with any person to distribute the registrable securities.

20. For each selling shareholder that is not a public entity, please identify all natural persons who have voting and/or investment control over the shares owned by each entity and their relationships to these entities.

         RESPONSE: We have revised the disclosure to identify all natural persons who have voting and/or investment control over the shares owned by each entity and their relationships to these entities.

21. We note that the Common Stock Purchase Agreement requires the Company to file a registration statement covering the sale of the Commitment Shares, Warrant Shares, Signing Shares and at least 12,000,000 Purchase Shares. Since you are only registering 9,800,000 shares for sale by Fusion Capital, supplementally advise us of any potential implications of failure to register at least 12,000,000 Purchase Shares.

         RESPONSE: Fusion Capital has consented that the Company register a lesser number of shares than specified in the common stock purchase agreement.

PLAN OF DISTRIBUTION, page 21
---------------------

22. Please tell us what consideration you have given to disclosing, under Item 508 of Regulation S-B, that the Commitment Shares issued to Fusion Capital constitute underwriter compensation.

         RESPONSE: The Company believes the Commitment Shares issued to Fusion Capital do not constitute underwriter compensation. The Commitment Shares have already been issued to Fusion Capital, and are not contingent upon the Company exercising its right to sell shares to Fusion Capital under the common stock purchase agreement. The Commitment Shares were issued to Fusion Capital as consideration for entering into the common stock purchase agreement and committing to purchase, in the Company's discretion, shares thereunder.

Division of Corporate Finance
Securities and Exchange Commission
Attn: Mark Austin
September [____], 2004
Page 8


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION ..., page 38
---------------------------------------------------------------

RESULTS OF OPERATIONS FOR THE SIX MONTH PERIOD ENDED MARCH 31, 2004

23. Please revise your disclosure to explain your reference in the third paragraph to the Registration Statement of the 15C211.

         RESPONSE: We have revised the Registration Statement to clarify the reference to the form 15c-211.

LEGAL PROCEEDINGS, page 22
------------------

24. Supplementally confirm, if true, that there are no legal proceedings required to be disclosed pursuant to Item 103 of Regulation S-K. Please note that the disclosure requirements of Item 103 do not depend on whether the Company believes that the disposition of claims will or will not have a material effect on the business or financial condition of the Company.

         RESPONSE: There are no legal proceedings required to be disclosed pursuant to Item 103 of Regulation S-K. We have revised the disclosure under "Legal Proceedings" to reflect the foregoing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, page 25
--------------------------------------------------------------

25. Please revise your footnote disclosure to indicate, if true, that U.S. Microbics has voting and investment control over the shares held by USM Capital.

         RESPONSE: We have revised the footnote disclosure to indicate that U.S. Microbics, Inc., our parent company, exercises voting and investment control over the shares held by USM Capital Group, Inc.

DESCRIPTION OF SECURITIES, page 26
--------------------------

26. Please revise the last sentence of the first paragraph to clarify that the board has designated 2,000,000 of the preferred shares as Series B Preferred Stock.

         RESPONSE: We have revised the disclosure to clarify that our board of directors has designated 2,000,000 of the preferred shares as Series B Preferred Stock.

Division of Corporate Finance
Securities and Exchange Commission
Attn: Mark Austin
September [____], 2004
Page 9


DESCRIPTION OF BUSINESS, page 31
------------------------

27. We note that West Coast Fermentation is your sole supplier of microbial products. Please revise your disclosure to discuss whether alternate sources are available.

         RESPONSE: We have revised the disclosure to discuss the availability of alternate sources of microbial products.

28. Please revise your disclosure to discuss how you market your products and services.

         RESPONSE: We have revised the disclosure to discuss how we market our products and services.

GOVERNMENT REGULATION, page 36
----------------------

29. Please revise your disclosure to discuss the regulatory approvals required for use of your bioremediation products.

         RESPONSE: We have revised the disclosure to discuss how we market our products and services.

EXECUTIVE COMPENSATION, page 47
-----------------------

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE TABLE, page 48

30. Please revise your disclosure to briefly explain how you arrived at the "Value of Unexercised, In-The-Money Options."

         RESPONSE: We have revised the disclosure to discuss how we determined the value of unexercised, in-the-money options.

SUB SURFACE WASTE MANAGEMENT - CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------

31. We note the line item "Costs and estimated profit in excess of billings" appears to be increasing, while sales are decreasing. Please consider revising your MD&A section to provide a discussion of this apparent trend.

         RESPONSE: We have revised the disclosure to discuss this trend.

Division of Corporate Finance
Securities and Exchange Commission
Attn: Mark Austin
September [____], 2004
Page 10


PART II
-------

RECENT SALES OF UNREGISTERED SECURITIES, page 50
------------------------------------------------

32. Describe the facts you relied upon to determine that the offers and sales were exempt from registration under the Securities Act.

         RESPONSE: We have revised the disclosure to state the facts relied upon to determine that the offers and sales were exempt from registration under the Securities Act.

EXHIBITS

33. Please ensure that you include all material contracts as exhibits to the registration statement, including your supply agreement with West Coast Fermentation Center, Inc.

         RESPONSE: Except as noted in our response to comment 34, the Company has filed its material agreements pursuant to Item 601 of Regulation S-B with the Registration Statement. The Company does not have a written agreement with West Coast Fermentation Center, Inc. because it is a wholly owned subsidiary of U.S. Microbics, Inc. the Company's parent company.

34. Please provide the employment agreements with Messrs. Beattie and Mirzayi as exhibits to the registration statement.

         RESPONSE: We have filed the Company's employment agreements with Messrs. Beattie and Mirzayi.

EXHIBIT 5.1
-----------

35. Please revise the opinion to clarify, if true, that the outstanding shares of common stock to be sold by the selling shareholders ARE validly issued, fully paid and non-assessable.

         RESPONSE: We have filed Richardson & Patel's revised legal opinion as an exhibit to Amendment No. 1 to the amended Registration Statement to address the staff's comment.

                                      * * *

         The foregoing responses are supplemented by the our revisions to Amendment No.1 to the Registration Statement, of which a marked copy will be sent by overnight courier.

Division of Corporate Finance
Securities and Exchange Commission
Attn: Mark Austin
September [____], 2004
Page 11


         If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

                                                 Very truly yours,

                                                 RICHARDSON & PATEL, LLP


                                                 By:      /S/ NIMISH P. PATEL
                                                    ----------------------------
                                                       Nimish P. Patel


cc:      Mr. Bruce Beattie, Chief Executive Officer